UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 20, 2023

LEO HOLDINGS CORP. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39865	98-1574497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Albany Financial Center South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, the Bahamas

(Address of Principal Executive Offices) (Zip Code)

(310) 800-1000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fourth of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares	LHC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

As previously disclosed in the Current Report on Form 8-K (File No. 001-39865) filed by Leo Holdings Corp. II, a Cayman Islands exempted company (“Leo”) with the Securities and Exchange Commission (“SEC”) on November 17, 2023, Leo and World View Enterprises Inc., a Delaware corporation (“World View”) announced the intention to terminate the Agreement and Plan of Merger, by and among, Leo, Glimpse Merger Sub, Inc. (“Merger Sub I”), Glimpse Merger Sub II, LLC (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) and World View, dated as of January 12, 2023 (as amended and restated by that certain Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2023, as amended on October 12, 2023, the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” Leo, the Merger Subs and World View are collectively referred to as the “Parties.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Item 1.01	Entry into a Material Definitive Agreement.

The information set forth in Item 1.02 below is hereby incorporated by reference into this Item 1.01.

Item 1.02 Termination of a Material Definitive Agreement.

Termination of the Business Combination Agreement

On November 20, 2023, the Parties entered into a Termination Agreement (the “Termination Agreement”), effective as of such date, pursuant to which the Parties agreed to mutually terminate the Business Combination Agreement. The Parties determined to terminate the Business Combination due to challenging market conditions.

Pursuant to the Termination Agreement, among other things, the Parties have also agreed, on behalf of themselves and their respective related parties, to a release of claims relating to the Business Combination Agreement, the transactions contemplated under the Business Combination Agreement and the termination of the Business Combination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description

10.1	Termination Agreement, dated as of November 20, 2023, by and among Leo Holdings Corp. II, Glimpse Merger Sub, Inc., Glimpse Merger Sub II, LLC and World View Enterprises Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEO HOLDINGS CORP. II

Dated: November 21, 2023

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	Chief Executive Officer

Exhibit 10.1

Execution Version

TERMINATION OF AGREEMENT AND PLAN OF MERGER

This TERMINATION OF AGREEMENT AND PLAN OF MERGER, dated as of November 20, 2023 (this “Agreement”), is entered into among Leo Holdings Corp. II, a Cayman Islands exempted company (“Parent”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties previously (i) entered into the Agreement and Plan of Merger, dated as of January 12, 2023 (the “Original Agreement”), and (ii) amended and restated the Original Agreement pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2023 (as amended by the Second Amendment to the Agreement and Plan of Merger, dated as of October 12, 2023, the “Merger Agreement”); and

WHEREAS, in accordance with Section 8.1(a) of the Merger Agreement, the Parties desire to terminate the Merger Agreement as provided herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

2. Termination of the Merger Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement and except as otherwise provided herein, effective immediately, (a) in accordance with Section 8.1(a) of the Merger Agreement, the Merger Agreement is hereby terminated, and the transactions contemplated thereby are hereby abandoned, (b) the Merger Agreement shall be null and void and of no further force and effect and (c) no Party, nor any of their respective Nonparty Affiliates or Representatives, shall have any further liability or obligation under the Merger Agreement; provided, however, that notwithstanding the foregoing, (i) Section 5.5 (Public Announcements), Section 5.6(b) (Confidentiality), Section 9.1 (Fees and Expenses) and Section 9.20 (Trust Account Waiver) (collectively, the “Surviving Provisions”), (ii) Article IX (Miscellaneous) of the Merger Agreement, (iii) any corresponding definitions to the foregoing clauses (i) and (ii) set forth in Exhibit A of the Merger Agreement and (iv) the Confidentiality Agreement, shall each survive the termination of the Merger Agreement and continue in full force and effect in accordance with their respective terms; provided, further, that (A) the provisions of Article IX (Miscellaneous) of the Merger Agreement other than the Surviving Provisions shall only survive the termination of the Merger Agreement pursuant to the preceding proviso to the extent such Article is incorporated by reference in this Agreement pursuant to Section 7 below or otherwise applicable to the Surviving Provisions or the Confidentiality Agreement and (B) for the avoidance of doubt, in no event shall Section 5.5 (Public Announcements) of the Merger Agreement be deemed to require the prior written consent of any Party to any joint press release issued by Parent, on the one hand, and the Company, on the other hand, in connection with this Agreement, the termination of the Merger Agreement or any of the other actions contemplated hereby.

3. Release. Each Party, on its own behalf and on behalf of its Nonparty Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each other Party, each other Party’s respective Nonparty Affiliates and Representatives and each of their respective Affiliates’ current, former or future directors, officers, employees, incorporators, members, partners, managers, stockholders, shareholders, Affiliates, agents, attorneys, representatives or assignees of, and any financial advisors or lenders to, any such Person, and each of their respective successors and assigns and each current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Merger Agreement and each of the other agreements and transactions contemplated thereunder (in each case, other than as expressly set forth in this Agreement), including for fraud or any willful and material breach of the Merger Agreement, controlling equityholder liability or breach of any fiduciary duty relating to any actions or failures to act by the Released Parties prior to the effectiveness of this Agreement; provided, however, that nothing in this Section 3 shall release any Person from any obligations arising following the execution hereof with respect to (a) the Surviving Provisions or (b) the Confidentiality Agreement; provided, further, for the avoidance of doubt, that nothing in this Agreement shall be deemed to modify the obligations of (i) the Company to pay the costs and expenses incurred by the Company or (ii) Parent and the Merger Subs to pay the costs and expenses incurred by Parent and the Merger Subs, in each case, in accordance with Section 9.1 (Fees and Expenses) of the Merger Agreement.

4. Waiver. Each Party, on its own behalf and on behalf of its Nonparty Affiliates and Representatives, generally, irrevocably, unconditionally and completely waives any rights any such Person may have pursuant to the Merger Agreement or any other agreement or transaction entered into in connection therewith that in any way conflict with or otherwise prohibit or restrict the execution of this Agreement, the termination of the Merger Agreement or any of the other actions contemplated hereby, including any notice or other requirements that may be applicable with respect to the execution of this Agreement, the termination of the Merger Agreement or any of the other actions contemplated hereby.

5. Certain Agreements. For the avoidance of doubt, nothing in this Agreement shall in any way limit or otherwise modify any of: (a) the Promissory Notes, dated as of September 13, 2023, between the Company and each of Lyndon Lea and Sophie Lea (together, “Leas”), Forst GST, LLC (“Forst”), Robert Darwent (“Darwent” and together with Leas and Forst, the “Leo Lenders”) and Leo Investors II Limited Partnership (“Sponsor” and together with the Leo Lenders, the “Lenders”); (b) the Security Agreements, dated as of September 13, 2023, between the Company and each of the Lenders; (c) the Subscription Agreement, dated as of September 13, 2023, among the Company and each of the Leo Lenders; (d) the Letter Agreements, dated as of October 12, 2023, between the Company and each of the Leo Lenders; (e) the Promissory Note, dated as of October 12, 2023, between the Company and Sponsor; (f) the Guaranty Agreement,

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dated as of October 12, 2023, among Ryan Hartman, Sierra Hartman and Sponsor; (g) the Subordination Agreement, dated as of September 13, 2023, by and among the Lenders, and Silicon Valley Bank, a division of First Citizens Bank & Trust Company; and (i) the Deed of Trust, dated as of October 12, 2023, by and between Ryan Hartman, Sierra Hartman, Sponsor and First American Title Insurance Company, a Nebraska corporation as Trustee.

6. Further Assurances. The Parties hereby agree to execute and deliver, and to cause their respective Representatives and Affiliates to execute and deliver, from time to time, such additional documents, conveyances or other assurances reasonably necessary to carry out the intent of this Agreement.

7. Other Terms. The provisions of Article X of the Merger Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Agreement and the Parties hereto, mutatis mutandis.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

LEO HOLDINGS CORP. II

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President, CEO and Director

GLIMPSE MERGER SUB, INC.

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President

GLIMPSE MERGER SUB II, LLC

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President

[Signature Page to Termination of Merger Agreement]

WORLD VIEW ENTERPRISES INC.

By:	/s/ Ryan Hartman
Name: Ryan Hartman
Title: Chief Executive Officer

[Signature Page to Termination of Merger Agreement]